Robert H. Cohen, Esq.
212-801-6907
cohenr@gtlaw.com

September 12, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                      Vanessa Robertson

Re: HemoBioTech,  Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 000-51334

Dear Ms. Robertson:

On behalf of HemoBioTech, Inc., a Delaware corporation (the “Registrant”), this letter is submitted in response to your voicemail correspondence received on September 10, 2008 regarding the Registrant’s above referenced filing.

In response to your comments, the Registrant has amended its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) to include references to the “annual report” rather than the “quarterly report” in the certifications filed as Exhibits 31.1 and 31.2 to the Form 10-K.

Should any member of the Staff have any questions or comments concerning these filings or the materials transmitted herewith, or desire any further information or clarification in respect of Form 10-K, please do not hesitate to contact the undersigned by telephone at (212) 801-6907.

Thank you, in advance, for the Staff’s prompt attention to this filing.

Very truly yours,

/s/ Robert H. Cohen
Robert H. Cohen

cc:           Jim B. Rosenberg
Lisa Vanjoske, Assistant Chief Accountant
Arthur Bollon
Mark Rosenblum
Andrew H. Abramowitz